Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000


10 June 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Patrick Gilmore
Accounting Branch Chief


Re:Emo Capital Corp.
      Form 10-K for the Fiscal Year Ended July 31, 2010
      Filed November 15, 2010
      Form 10-Q for the Fiscal Quarter Ended October 31, 2010
      Filed December 17, 2010
      Form 10-Q for the Fiscal Quarter Ended January 31, 2010


This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on April 22,
2011. Below are responses to the issues raised in the comment letter:


General

1.	As per your request, the Tandy representations you
requested in your initial letter dated February 4, 2011 have been provided at the end of this reply letter.


Form 10-K for the Fiscal Year Ended July 31, 2010

Principal Products or Services and Their Markets


2.	As per your reissued comment #2; our product's discussion
has been revised to disclose that "the planned sources of revenue and product features are based on our expectations and may not materialize." Your referenced statements have been amended to read as the following:

- "The site is expected to generate revenue from advertising including banner ads and sponsored groups."
- "Users may be able to create profiles that may be able to contain photos and lists of personal interests, exchange private or public messages, and join groups of friends"; and
- "Users may expect to access an instant messaging system, which may be available on each user's profile page that may allow friends to post messages for the user to see."



Item 9A. Controls and Procedures

Change in Internal Control


3.As per paragraph (d) of Exchange Act Rule 13a-15 or 15d-15, our filing has been amended to address Disclosure Control

Management's Annual Report on Internal Control over Financial Reporting

4.In pursuant to paragraphs (2) and (3) of Item 308(a) of Regulation S-K, management has addressed Internal Control over Financial Reporting.

5.As per reissued comment #5, Form 10-K for the fiscal year ending July
 31, 2010, has been amended to include management's report on Internal Control over Financial Reporting. In addition, management has provided analysis and conclusions regarding the effectiveness of disclosure controls and procedures in Form 10-K as well as other filings.


Item 12. Certain Relationships and Related Transactions


6. In accordance with the Sarbanes-Oxley Act of 2002, the following information has been provided to include: date of loan, outstanding amount as of latest practicable date as well as a written description of the material terms of the loan as an exhibit to our amended filing. We refer to (a)(5), (a)
(6) and (d) of Item 404 of Regulation S-K and Question 146.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Signatures

7. As per your reissued prior comment #9, the signature block for Mr. Fang has been amended in the annual report on Form 10-K to include: signature of individual capacity as chief executive officer and director; signature of individual capacity as principal financial officer; and controller/principal accounting officer.

Exhibit 32

8.As per your reissued prior comment #11, the opening sentence of Section
1350 certification accompanying our amended annual report on Form 10-K discloses that Mr. Fang is our chief financial officer. This comment has also been applied to our quarterly reports on Form 10-Q for the quarters ended October 31, 2010 and January 31, 2010. Furthermore, this comment will appear in the Section 1350 certifications accompanying future quarterly reports on Form 10-Q.




Form 10-Q for the Fiscal Quarter Ended October 31, 2010

Item 4. Controls and Procedures

9. I confirm that we will delete the second paragraph of this section and change "annual report" to "quarterly report" in our future quarterly reports on Form 10-Q.



Yours Truly,



Juanming Fang
Emo Capital Corp.




















                        Emo Capital Corp.
            115 He Xiang Road Bai He Village, Qing Pu
                    Shanghai, China 200000
                T:949-419-6588 F: 949-272-0088



					       June 10, 2011
To: The Securities and Exchange Commission



The disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The registrant also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.


/s/ Juanming Fang___
Juanming Fang
Chief Executive Officer